UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._____)*

Vaporin, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92210U106

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 67,754
	6	SHARED VOTING POWER 421,081 (1)
	7	SOLE DISPOSITIVE POWER 67,754
	8	SHARED DISPOSITIVE POWER 421,081 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,835 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents securities held by entities of which the Filing Person is the trustee, including (i) 107,563 shares of common stock (ii) 313,518 shares of common stock issuable upon conversion of the Issuer’s Series C Preferred Stock. Does not include all of the shares of common stock issuable upon the conversion of preferred stock as a result of a 9.99% blocker.

(2)	Based upon 4,893,252 shares outstanding as of January 12, 2015.

Item 1. Security and Issuer.

(a)	Name of Issuer: Vaporin, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4400 Biscayne Blvd., Miami FL 33137

Item 2. Identity and Background.

(a)	This statement is filed on behalf of Mr. Barry Honig (the “Filing Person”).

(b)	The Filing Persons’ principal business address is 555 South Federal Highway, Suite 450, Boca Raton, Florida 33432.

(c)	The Filing Person is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock.

(e)	CUSIP Number: 92210U106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
Date

/s/ Barry Honig
Barry Honig